Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET (LOSS) INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002

(Loss) income from continuing operations	$(2,583)	$(11,257)	$999
(Loss) income from discontinued operations	(371)	(689)	10

Net (loss) income	(2,954)	(11,946)	1,009
Accretion and dividends on preferred stock	637	660	684

Net (loss) income attributable to common shareholders	$(3,591)	$(12,606)	$325

(Loss) income per common share from continuing operations - basic	$(0.50)	$(1.71)	$0.05
(Loss) income per common share from discontinued operations - basic	(0.06)	$(0.10)	$0.00

Net (loss) income per common share - basic	$(0.56)	$(1.81)	$0.05

(Loss) income per common share from continuing operations - diluted	$(0.50)	$(1.71)	$0.04
(Loss) income per common share from discontinued operations - diluted	(0.06)	$(0.10)	$0.00

Net (loss) income per common share - diluted	$(0.56)	$(1.81)	$0.04

Weighted average common shares outstanding during the period - basic	6,371,827	6,966,365	6,967,339

Weighted average common shares outstanding during the period	6,371,827	6,966,365	6,967,339
Effect of convertible preferred stock	—	—	4,285,714

Weighted average number of shares outstanding during the period - diluted	6,371,827	6,966,365	11,253,053